Exhibit 3.1

SUNSTONE HOTEL INVESTORS, INC.

ARTICLES SUPPLEMENTARY

SERIES G CUMULATIVE REDEEMABLE PREFERRED STOCK

Sunstone Hotel Investors, Inc., a Maryland corporation (the “Corporation”), hereby certifies to the State Department of Assessments and Taxation of Maryland (the “Department”) that:

FIRST: Under a power contained in Article VI of the charter of the Corporation (the “Charter”), the Board of Directors of the Corporation (the “Board of Directors”) by duly adopted resolutions classified and designated 2,650,000 shares of authorized but unissued preferred stock, par value $0.01 per share (the “Preferred Stock”), as shares of Series G Cumulative Redeemable Preferred Stock, with the following preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications, and terms and conditions of redemption, which, upon any restatement of the Charter, shall become part of Article VI of the Charter, with any necessary or appropriate renumbering or relettering of the sections or subsections hereof.

Series G Cumulative Redeemable Preferred Stock

Section 1.Designation and Number. A series of Preferred Stock, designated the “Series G Cumulative Redeemable Preferred Stock” (“Series G Preferred Stock”) is hereby established. The number of shares of Series G Preferred Stock shall be 2,650,000.
Section 2.Rank. The Series G Preferred Stock will, with respect to dividend rights and rights upon voluntary or involuntary liquidation, dissolution or winding-up of the Corporation, rank: (i) senior to all classes or series of the Corporation’s common stock, par value $0.01 per share (the “Common Stock”), and all classes or series of stock of the Corporation now or hereafter authorized, issued or outstanding expressly designated as ranking junior to the Series G Preferred Stock as to dividend rights and rights upon voluntary or involuntary liquidation, dissolution or winding-up of the Corporation; (ii) on parity with any class or series of stock of the Corporation, including its 6.950% Series E Cumulative Redeemable Preferred Stock and its 6.450% Series F Cumulative Redeemable Preferred Stock, which is expressly designated as ranking on parity with the Series G Preferred Stock as to dividend rights and rights upon voluntary or involuntary liquidation, dissolution or winding-up of the Corporation; and (iii) junior to any class or series of stock of the Corporation expressly designated as ranking senior to the Series G Preferred Stock as to dividend rights and rights upon voluntary or involuntary liquidation, dissolution or winding-up of the Corporation. The term “stock” does not include debt securities, which will rank senior to the Series G Preferred Stock prior to conversion.
Section 3.Dividends.
(a)Definitions. For the purposes of this Section 3 of these terms of the Series G Preferred Stock (the “Terms of the Series G Preferred Stock”), the following terms shall have the following meanings:

“Accumulated Overpayment Amount” shall mean the cumulative amount by which the accrued dividend for any one or more Dividend Periods would be less than zero dollars (but, for the avoidance of doubt, such accrued dividend can never be less than zero dollars), to the extent not accrued or paid or otherwise taken into account in a subsequent Dividend Period.

“Actual NOI” shall mean, for any particular Dividend Period, the NOI for the calendar year during which such Dividend Period occurs, calculated using the financial statements of the Hotel for such calendar year delivered by the Manager in accordance with the terms of the Management Agreement.

“Completion” has the meaning ascribed thereto in the Completion Guaranty, dated April 22, 2021, by Ohana Real Estate Holdings LLC for the benefit of Oaks & Olives, LLC.

“Delivery of the First Required Residences” shall mean the Completion of the First Required Residences.

“Delivery of the Second Required Residences” shall mean, following the Delivery of the First Required Residences, the Completion of the Second Required Residences.

“Estimated NOI” shall mean, for any particular Dividend Period, the Manager’s most recent forecast of the full-year NOI for the calendar year in which such Dividend Period occurs that is available at the time the applicable dividend is authorized.

“First Required Residences” shall have the meaning ascribed in the Purchase Agreement.

“Hotel” shall mean the hotel located at 100 Montage Way, Healdsburg, California, known as the Montage Healdsburg Hotel.

“Management Agreement” shall mean that certain Resort Management Agreement, dated as of March 11, 2016, as amended by that certain First Amendment to Resort Management Agreement, dated as of March 22, 2018, as further amended by that certain Second Amendment to Resort Management Agreement, dated as of April 22, 2021.

“Manager” shall mean “Operator” as defined in the Management Agreement.

“NOI” shall mean “NOI” as defined in the Fee Rider that is attached to the Management Agreement.

“NOI Yield of the Hotel” shall mean, for any particular Dividend Period, the Estimated NOI for such Dividend Period, divided by the Total Investment in the Hotel as of the time the applicable dividend is authorized; provided, however, that the NOI Yield of the Hotel shall never be a negative number.

“Prior Year True-Up Amount” shall mean with respect to any calendar year beginning with the calendar year ending December 31, 2021, the difference (which may be a positive or negative amount), if any, of (i) the amount of dividends per share of Series G Preferred Stock that would have accrued during such year if the NOI Yield of the Hotel for each Dividend Period in such year had been calculated using the Actual NOI for such year, minus (ii) the amount of dividends per share of Series G Preferred Stock that accrued during such year as a result of using the Estimated NOI to calculate the NOI Yield of the Hotel for the Dividend Periods that occurred during such year.

“Purchase Agreement” shall mean the Purchase and Sale Agreement and Joint Escrow Instructions, dated as of April 9, 2021, by and between Sonoma Luxury Resort LLC and Oaks & Olives, LLC, as may be amended from time to time.

“Second Required Residences” shall have the meaning ascribed in the Purchase Agreement.

“Total Investment in the Hotel” shall mean “Owner’s Total Investment” as defined in the Management Agreement, as in effect on the Original Issue Date, plus 50% of the amount of any additional capital invested into the Hotel by the Corporation or any of its subsidiaries or affiliates in excess of amounts funded from the Reserve Fund (as defined in the Management Agreement).

(b)Subject to the preferential rights of the holders of any class or series of stock of the Corporation ranking senior to the Series G Preferred Stock as to dividends, the holders of shares of the Series G Preferred Stock shall be entitled to receive, when, as and if authorized by the Board of Directors and declared by the Corporation, out of funds legally available for the payment of dividends, cumulative cash dividends on the $25.00 liquidation preference per share at the applicable annual rate set forth in Section 3(c) hereof, as such amounts may be increased or decreased in accordance with Section 3(d) hereof. Such dividends shall accrue and be cumulative from and including the first date on which any shares of Series G Preferred Stock are issued (the “Original Issue Date”) and shall be payable semi-annually in arrears on each Dividend Payment Date (as defined below), commencing July 15, 2021; provided, however, that if any Dividend Payment Date is not a Business Day (as defined below), then the dividend which would otherwise have been payable on such Dividend Payment Date may be paid on the next succeeding Business Day, except that, if such Business Day is in the next succeeding calendar year, such payment shall be made on the immediately preceding Business Day, in each case with the same force and effect as if paid on such Dividend Payment Date, and no interest or additional dividends or other sums shall accrue on the amount so payable from such Dividend Payment Date to such next succeeding Business Day. The amount of any dividend payable on the Series G Preferred Stock for any partial or longer Dividend Period (as defined below) shall be prorated and computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends will be payable to holders of record as they appear in the stockholder records of the Corporation at the close of business on the applicable Dividend Record Date (as defined below). Notwithstanding any provision to the contrary contained herein, the dividend payable on each share of Series G Preferred Stock outstanding on any record date for the determination of holders of Series G Preferred Stock entitled to receive any dividend thereon shall be equal to the dividend paid with respect to each other share of Series G Preferred Stock that is outstanding on such record date and no holder of any share of Series G Preferred Stock shall be entitled to receive any dividends paid or payable on the Series G Preferred Stock with a Dividend Record Date before the date such share of Series G Preferred Stock is issued. “Dividend Record Date” shall mean the date designated by the Board of Directors for the payment of dividends that is not more than 35 nor less than 10 days prior to the applicable Dividend Payment Date. “Dividend Payment Date” shall mean the 15th day of each January and July, commencing on July 15, 2021. “First Half Dividend Period” shall mean the period commencing on and including the first day of January of each year and ending on and including the last day of June of such year (other than the initial First Half Dividend Period, which shall commence on the Original Issue Date and end on and include June 30, 2021). “Second Half Dividend Period” shall mean the period commencing on and including the first day of July of each year and ending on and including the last day of December of such year. “Dividend Period” shall mean any First Half Dividend Period or any Second Half Dividend Period. The Dividend Period during which any shares of Series G Preferred Stock shall be redeemed pursuant to the Terms of the Series G Preferred Stock shall end on and include the date preceding the redemption date with respect to the shares of Series G Preferred Stock being redeemed.

The term “Business Day” shall mean each day, other than a Saturday or a Sunday, which is not a day on which banking institutions in California are authorized or required by law, regulation or executive order to close.

(c)The dividend rate per annum of the Series G Preferred Stock shall be equal to:

(i)for any Dividend Period occurring between the Original Issue Date and the last day of the Dividend Period during which the Delivery of the First Required Residences occurs (the last day of such Dividend Period, the “First Dividend Hurdle Date”), the NOI Yield of the Hotel for the applicable Dividend Period;
(ii)for any Dividend Period occurring between the First Dividend Hurdle Date and the last day of the Dividend Period during which the Delivery of the Second Required Residences occurs (the last day of such Dividend Period, the “Second Dividend Hurdle Date”), the greater of (x) the NOI Yield of the Hotel for the applicable Dividend Period and (y) 3.0%;
(iii)for the Dividend Period occurring immediately following the Second Dividend Hurdle Date as well as the succeeding Dividend Period occurring immediately thereafter, the greater of (x) the NOI Yield of the Hotel for the applicable Dividend Period and (y) 4.5%;
(iv)for the Dividend Period occurring immediately following the last Dividend Period referred to in Section 3(c)(iii) above as well as the succeeding Dividend Period occurring immediately thereafter, the greater of (x) the NOI Yield of the Hotel for the applicable Dividend Period and (y) 6.5%; and
(v)for any Dividend Period occurring following the last Dividend Period referred to in Section 3(c)(iv) above, the greater of (x) the NOI Yield of the Hotel for the applicable Dividend Period and (y) 7.5%; provided that upon the completion of any two such Dividend Periods, the percentage set forth in clause (y) will increase by 1.0% per annum at the start of the immediately succeeding Dividend Period described in this Section 3(c)(v), meaning the percentage in clause (y) will equal 7.5% for the first and second such Dividend Periods and will equal 8.5% for the third and fourth such Dividend Periods and will equal 9.5% for the fifth and sixth such Dividend Periods.
(d)The accrued dividends with respect to each First Half Dividend Period, beginning with the First Half Dividend Period ending on June 30, 2022, shall also be adjusted, as applicable, by an amount per share of Series G Preferred Stock equal to the Prior Year True-up Amount, if any, for the prior calendar year. The accrued dividends with respect to each Dividend Period shall be adjusted, as applicable, for dividends accrued and/or paid for any prior Dividend Periods, to account for the actual NOI Yield of the Hotel and the amount of dividends that have accrued and/or been paid for prior Dividend Periods.
(e)Notwithstanding anything contained herein to the contrary, dividends on the Series G Preferred Stock shall accrue whether or not the Corporation has earnings, whether or not there are funds legally available for the payment of such dividends, and whether or not such dividends are authorized or declared.
(f)Except as provided in Section 3(g) below, no dividends shall be declared or paid or set aside for payment and no other distribution of cash or other property may be declared or made, directly or indirectly, on or with respect to any shares of Common Stock or shares of any other class or series of stock of the Corporation ranking, as to dividends, on parity with or junior to the Series G Preferred Stock (other than a dividend paid in shares of Common Stock or in shares of any other class or series of stock ranking junior to the Series G Preferred Stock as to dividends and upon liquidation) for any period, nor shall any shares of Common Stock or any other shares of any other class or series of stock of the Corporation ranking, as to dividends or upon liquidation, on parity with or junior to the Series G Preferred Stock be redeemed, purchased or otherwise acquired for any consideration and no other distribution of cash or other property may be made, directly or indirectly, on or with respect thereto by the Corporation, nor may the Corporation pay or make available any monies for a sinking fund for the redemption of, any

Common Stock or on shares of any other class or series of the Corporation’s stock ranking, as to dividends and upon liquidation, on parity with or junior to the Series G Preferred Stock (except by conversion into or exchange for other shares of any class or series of stock of the Corporation ranking junior to the Series G Preferred Stock as to dividends (or payable solely in stock ranking junior to Series G Preferred Stock) and upon liquidation and except for the acquisition of shares made pursuant to the provisions of Article VII of the Charter or Section 8 hereof), unless full cumulative dividends on the Series G Preferred Stock for all past Dividend Periods (excluding, for this purpose, any adjustment to the amount of the dividends made in accordance with the Terms of the Series G Preferred Stock) shall have been or contemporaneously are (i) declared and paid in cash or (ii) declared and a sum sufficient for the payment thereof in cash is set aside for such payment.
(g)When dividends are not paid in full (or a sum sufficient for such full payment is not so set aside) upon the Series G Preferred Stock and the shares of any other class or series of stock ranking, as to dividends, on parity with the Series G Preferred Stock, all dividends declared upon the Series G Preferred Stock and each such other class or series of stock ranking, as to dividends, on parity with the Series G Preferred Stock shall be declared pro rata so that the amount of dividends declared per share of Series G Preferred Stock and such other class or series of stock shall in all cases bear to each other the same ratio that accrued dividends per share on the Series G Preferred Stock and such other class or series of stock (which shall not include any accrual in respect of unpaid dividends on such other class or series of stock for prior Dividend Periods if such other class or series of stock does not have a cumulative dividend) bear to each other. No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on the Series G Preferred Stock which may be in arrears.
(h)Holders of shares of Series G Preferred Stock shall not be entitled to any dividend, whether payable in cash, property or shares of stock, in excess of full cumulative dividends on the Series G Preferred Stock as provided herein. Any dividend payment made on the Series G Preferred Stock shall first be credited against the earliest accrued but unpaid dividends due with respect to such shares which remains payable. Accrued but unpaid dividends on the Series G Preferred Stock will accumulate as of the Dividend Payment Date on which they first become payable.
Section 4.Liquidation Preference.
(a)Upon any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of the Corporation, before any distribution or payment shall be made to holders of shares of Common Stock or any other class or series of stock of the Corporation ranking, as to rights upon any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of the Corporation, junior to the Series G Preferred Stock, the holders of shares of Series G Preferred Stock shall be entitled to be paid out of the assets of the Corporation legally available for distribution to its stockholders, after payment of or provision for the debts and other liabilities of the Corporation, a liquidation preference of $25.00 per share, plus an amount equal to any accrued and unpaid dividends (whether or not earned or declared) up to, but not including, the date of payment, minus the Accumulated Overpayment Amount, if any; provided that for purposes of calculating the amount of any accrued and unpaid dividends as of such date of payment, the NOI Yield of the Hotel shall be determined by the Corporation in good faith using the Manager’s then most recent forecast of the full-year NOI for the applicable calendar year during which such date of payment occurs. In the event that, upon such voluntary or involuntary liquidation, dissolution or winding-up, the available assets of the Corporation are insufficient to pay the amount of the liquidating distributions on all outstanding shares of Series G Preferred Stock and the corresponding amounts payable on all shares of other classes or series of stock of the Corporation ranking, as to liquidation rights, on parity with the Series G Preferred Stock in the distribution of assets, then the holders of the Series G Preferred Stock and each such other class or series of shares of stock ranking, as to voluntary or involuntary liquidation rights, on parity with the Series G Preferred Stock shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled. Written notice of any such voluntary or involuntary liquidation, dissolution or winding-up of the Corporation, stating the payment date or dates when, and the place or places where, the amounts distributable in such circumstances shall be payable, shall be given not less than 10 nor more than 60 days prior to the payment date stated therein, to each record holder of shares of Series G Preferred Stock at the respective addresses of such holders as the same shall appear on the share transfer records of the Corporation. A failure to give such notice or any defect in the notice or in its mailing shall not affect the validity of the proceedings except as to the holder whom notice was defective or not given. After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Series G Preferred Stock will have no right or claim to any of the remaining assets of the Corporation. The consolidation, conversion or merger of the Corporation with or into any other corporation, trust or entity, or the voluntary sale, lease, transfer or conveyance of all or substantially all of the assets or business of the Corporation, shall not be deemed to constitute a liquidation, dissolution or winding-up of the affairs of the Corporation.
(b)In determining whether a distribution (other than upon voluntary or involuntary liquidation), by dividend, redemption or other acquisition of shares of stock of the Corporation or otherwise, is permitted under the Maryland General Corporation Law (the “MGCL”), amounts that would be needed, if the Corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of holders of shares of Series G Preferred Stock shall not be added to the Corporation’s total liabilities.
Section 5.Redemption.
(a)The Corporation, at its option upon not less than 10 nor more than 60 days’ written notice, may redeem the Series G Preferred Stock, in whole or in part, at any time or from time to time, for cash at a redemption price of $25.00 per share, plus all accrued and unpaid dividends (whether or not declared) thereon up to, but not including, the date fixed for redemption, minus the Accumulated Overpayment Amount, if any (prorated based on the number of shares being redeemed), without interest, to the extent the Corporation has funds legally available therefor (the “Redemption Right”); provided that for purposes of calculating the amount of any accrued and unpaid dividends as of such redemption date, the NOI Yield of the Hotel shall be determined by the Corporation in good faith using the Manager’s then most recent forecast of the full-year NOI for the applicable calendar year during which such redemption date occurs. If fewer than all of the outstanding shares of Series G Preferred Stock are to be redeemed, the shares of Series G Preferred Stock to be redeemed shall be redeemed pro rata (as nearly as may be practicable without creating fractional shares) or by lot. If redemption is to be by lot and, as a result, any holder of shares of Series G Preferred Stock would have Beneficial Ownership or Constructive Ownership (as defined in the Charter) in excess of the Aggregate Stock Ownership Limit (as defined in the Charter), because such holder’s shares of Series G Preferred Stock were not redeemed, or were only redeemed in part, then, except as otherwise provided in the Charter, the Corporation shall redeem the requisite number of shares of Series G Preferred Stock of such holder such that no holder will hold an amount of Series G Preferred Stock in excess of the Aggregate Stock Ownership Limit, subsequent to such redemption. Holders of Series G Preferred Stock to be redeemed shall surrender such Series G Preferred Stock at the place designated in such notice and shall be entitled to the redemption price of $25.00 per share and any accrued and unpaid dividends payable upon such redemption following such surrender. If (i) notice of redemption of any shares of Series G Preferred Stock has been given, (ii) the funds necessary for such redemption have been set aside by the Corporation in trust for the benefit of the holders of any shares of Series G Preferred Stock so called for redemption and (iii) irrevocable instructions have been given to pay the redemption price and all accrued and unpaid dividends, then from and after the redemption date, dividends shall cease to accrue on such shares of Series G Preferred Stock, such shares of Series G Preferred Stock shall no longer be deemed outstanding and all rights of the holders of such shares will terminate, except the right to receive the redemption price plus any accrued and unpaid dividends payable upon such redemption, without interest. So long as no dividends are in arrears, nothing herein shall prevent or restrict the Corporation’s right or ability to purchase, from time to time either at a public or a private sale, all or any part of the Series G Preferred Stock at such price or prices as the Corporation may determine and may be agreed by the applicable holder(s) of the Series G Preferred Stock, subject to the provisions of applicable laws.
(b)To the maximum extent permitted by applicable law and the Charter, (i) in the event of any redemption of the Series G Preferred Stock in order to preserve the status of the Corporation as a REIT (as defined in the Charter) for United States federal income tax purposes, such redemption shall be made in accordance with the terms and conditions set forth in this Section 5 of the Terms of the Series G Preferred Stock and (ii) if the Corporation calls for redemption of any shares of Series G Preferred Stock pursuant to and in accordance with this Section 5(b), then the redemption price for such shares will be an amount in cash equal to $25.00 per share, plus all accrued and unpaid dividends (whether or not declared) thereon up to, but not including, the date fixed for redemption, without interest.
(c)Unless full cumulative dividends on all shares of Series G Preferred Stock shall have been or contemporaneously are authorized, declared and paid in cash or declared and a sum sufficient for the payment thereof in cash set aside for payment for all past Dividend Periods (excluding, for this purpose, any adjustment to the amount of the dividends made in accordance with the Terms of the Series G Preferred Stock), no shares of Series G Preferred Stock shall be redeemed unless all outstanding shares of Series G Preferred Stock are simultaneously redeemed and the Corporation shall not purchase or otherwise acquire directly or indirectly any shares of Series G Preferred Stock or any class or series of stock of the Corporation ranking, as to dividends or upon liquidation, on parity with or junior to the Series G Preferred Stock (except by exchange for shares of stock of the Corporation ranking, as to dividends and upon liquidation, junior to the Series G Preferred Stock); provided, however, that the foregoing shall not prevent the purchase of Series G Preferred Stock by the Corporation in accordance with the terms of Sections 5(b) of these Terms of the Series G Preferred Stock, Article VII of the Charter or otherwise in order to ensure that the Corporation remains qualified as a REIT for United States federal income tax purposes or the purchase or acquisition of Series G Preferred Stock pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of Series G Preferred Stock.
(d)Notice of redemption shall be mailed by the Corporation, postage prepaid, not less than 10 nor more than 60 days prior to the redemption date, addressed to the respective holders of record of the Series G Preferred Stock to be redeemed at their respective addresses as they appear on the share transfer records of the Corporation. No failure to give, or defect in, such notice shall affect the validity of the proceedings for the redemption of any Series G Preferred Stock except as to the holder to whom such notice was defective or not given. Each such notice shall state: (i) the redemption date, (ii) the redemption price, (iii) the number of shares of Series G Preferred Stock to be redeemed, (iv) the place or places where the certificates representing shares of Series G Preferred Stock, to the extent the shares of Series G Preferred Stock are certificated, are to be surrendered for payment of the redemption price, (v) that dividends on the shares of Series G Preferred Stock to be redeemed will cease to accumulate on such redemption date and (vi) that payment of the redemption price and any accumulated and unpaid dividends will be made upon presentation and surrender of such Series G Preferred Stock. If fewer than all of the shares of Series G Preferred Stock held by any holder are to be redeemed, the notice mailed to such holder shall also specify the number of shares of Series G Preferred Stock held by such holder to be redeemed. In the event that shares of the Series G Preferred Stock to be redeemed are uncertificated, such shares shall be redeemed in accordance with the notice and the applicable procedures of the transfer agent for the Series G Preferred Stock and no further action on the part of the holders of such shares shall be required.
(e)If a redemption date falls after a Dividend Record Date and on or prior to the corresponding Dividend Payment Date, each holder of Series G Preferred Stock at the close of business of such Dividend Record Date shall be entitled to the dividend payable on such shares on the corresponding

Dividend Payment Date notwithstanding the redemption of such shares on or prior to such Dividend Payment Date, and each holder of Series G Preferred Stock that surrenders its shares on such redemption date will be entitled to the dividends accruing after the end of the Dividend Period to which such Dividend Payment Date relates up to, but not including, the redemption date. Except as provided herein, the Corporation shall make no payment or allowance for unpaid dividends, whether or not in arrears, on Series G Preferred Stock for which a notice of redemption has been given.
(f)All shares of the Series G Preferred Stock redeemed or repurchased pursuant to this Section 5, or otherwise acquired in any other manner by the Corporation, shall be retired and shall be restored to the status of authorized but unissued shares of Preferred Stock, without designation as to series or class.
(g)The Series G Preferred Stock shall have no stated maturity and shall not be subject to any sinking fund or mandatory redemption; provided, however, that the Series G Preferred Stock owned by a stockholder in excess of the Aggregate Stock Ownership Limit shall be subject to the provisions of this Section 5 of the Terms of the Series G Preferred Stock and Article VII of the Charter.
Section 6.Special Optional Redemption by the Holders.
(a)Upon the occurrence of a Change of Control (as defined below), the holders of a majority of the outstanding shares of Series G Preferred Stock will have the option upon written notice (the “Exercise Notice”) delivered to the Corporation within 30 days after the first date on which such Change of Control occurred, to cause the Corporation to redeem all outstanding shares of the Series G Preferred Stock, for cash at $25.00 per share plus accrued and unpaid dividends, if any, to, but not including, the redemption date (“Special Optional Redemption Right”), minus the Accumulated Overpayment Amount, if any (prorated based on the number of shares being redeemed); provided that for purposes of calculating the amount of any accrued and unpaid dividends as of such redemption date, the NOI Yield of the Hotel shall be determined by the Corporation in good faith using the Manager’s then most recent forecast of the full-year NOI for the applicable calendar year during which such redemption date occurs.
(b)In the event that the Special Optional Redemption Right is exercised, the Corporation shall send a written notice to the holders of the Series G Preferred Stock within 5 Business Days of receipt of the Exercise Notice stating: (i) the redemption date (which shall be a Business Day determined by the Corporation in its discretion no fewer than 10 Business Days, or more than 20 Business Days, following the date of receipt of the Exercise Notice); (ii) the redemption price; and (iii) the place or places where the certificates representing shares of Series G Preferred Stock, to the extent the shares of Series G Preferred Stock are certificated, are to be surrendered (if so required in the notice) for payment of the redemption price. In the event that shares of the Series G Preferred Stock to be redeemed are uncertificated, such shares shall be redeemed in accordance with the notice and the applicable procedures of the transfer agent for the Series G Preferred Stock and no further action on the part of the holders of such shares shall be required.

A “Change of Control” is when, after the original issuance of the Series G Preferred Stock, the following have occurred and are continuing:

(i)the acquisition by any person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions of shares of the Corporation entitling that person to exercise more than 50% of the total voting power of all shares of the Corporation entitled to vote generally in elections of directors (except that such person will be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition), and
(ii)following the closing of any transaction referred to in (i) above, neither the Corporation nor the acquiring or surviving entity has a class of common securities (or American Depositary Receipts representing such securities) listed on the New York Stock Exchange (the “NYSE”), the NYSE American, LLC (the “NYSE American”), or the Nasdaq Stock Market (“Nasdaq”), or listed or quoted on an exchange or quotation system that is a successor to the NYSE, the NYSE American, or Nasdaq.
(c)If a redemption date falls after a Dividend Record Date and on or prior to the corresponding Dividend Payment Date, each holder of Series G Preferred Stock at the close of business of such Dividend Record Date shall be entitled to the dividend payable on such shares on the corresponding Dividend Payment Date notwithstanding the redemption of such shares on or prior to such Dividend Payment Date, and each holder of Series G Preferred Stock that surrenders its shares on such redemption date will be entitled to the dividends accruing after the end of the Dividend Period to which such Dividend Payment Date relates up to, but not including, the redemption date. Except as provided herein, the Corporation shall make no payment or allowance for unpaid dividends, whether or not in arrears, on Series G Preferred Stock for which a notice of redemption has been given.
(d)If the Corporation shall so require, on or after the redemption date, each holder of shares of Series G Preferred Stock to be redeemed shall present and surrender the certificates representing its shares of Series G Preferred Stock, to the extent such shares are certificated, to the Corporation at the place designated in the notice of redemption and thereupon the redemption price of such shares (including all accrued and unpaid dividends to, but not including, the redemption date) shall be paid to or on the order of the person whose name appears on such certificate representing shares of Series G Preferred Stock as the owner thereof and each surrendered certificate shall be canceled. In the event that shares of the Series G Preferred Stock to be redeemed are uncertificated, such shares shall be redeemed in accordance with the notice and the applicable procedures of the transfer agent for the Series G Preferred Stock and no further action on the part of the holders of such shares shall be required.
(e)If the funds necessary for such redemption have been set aside by the Corporation in trust for the benefit of the holders of any shares of Series G Preferred Stock so called for redemption and irrevocable instructions have been given to pay the redemption price and all accrued and unpaid dividends, then from and after the redemption date, dividends shall cease to accrue on such shares of Series G Preferred Stock, such shares of Series G Preferred Stock shall no longer be deemed outstanding and all rights of the holders of such shares will terminate, except the right to receive the redemption price plus any accrued and unpaid dividends payable upon such redemption, without interest.
(f)All shares of the Series G Preferred Stock redeemed or repurchased pursuant to this Section 6, or otherwise acquired in any other manner by the Corporation, shall be retired and shall be restored to the status of authorized but unissued shares of Preferred Stock, without designation as to series or class.
Section 7.Voting Rights. Holders of the Series G Preferred Stock shall not have any voting rights. Notwithstanding the foregoing, the holders of Series G Preferred Stock shall have exclusive voting rights on any Charter amendment that would alter the contract rights, as expressly set forth in the Charter, of only the Series G Preferred Stock.
Section 8.Applicability of Charter Article VII; Legends. Any holder of the Series G Preferred Stock shall be subject to the provisions of Article VII of the Charter, including the provisions pursuant to which Series G Preferred Stock owned by a stockholder in excess of the Aggregate Stock

Ownership Limit shall automatically be transferred to a Trust for the exclusive benefit of a Charitable Beneficiary. Any certificates or book entries representing the Series G Preferred Stock shall bear such legends as the Corporation may in good faith deem appropriate.
Section 10.Information Rights. During any period in which the Corporation is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, is not voluntarily complying with such requirements and any shares of Series G Preferred Stock are outstanding, the Corporation will (i) transmit by mail or other permissible means under the Exchange Act to all holders of Series G Preferred Stock, as their names and addresses appear in the Corporation’s record books and without cost to such holders, copies of the annual reports on Form 10-K and quarterly reports on Form 10-Q that the Corporation would have been required to file with the Securities and Exchange Commission (the “Commission”), pursuant to Section 13 or Section 15(d) of the Exchange Act if the Corporation were subject thereto (other than any exhibits that would have been required), and (ii) within 15 days following written request, supply copies of such reports to any prospective holder of Series G Preferred Stock. The Corporation will mail (or otherwise provide) the reports to the holders of Series G Preferred Stock within 15 days after the respective dates by which the Corporation would have been required to file such reports with the Commission if it were subject to Section 13 or 15(d) of the Exchange Act and if it is not voluntarily filing such reports with the Commission.
Section 11.Record Holders. The Corporation and the transfer agent may deem and treat the record holder of any Series G Preferred Stock as the true and lawful owner thereof for all purposes, and neither the Corporation nor the transfer agent shall be affected by any notice to the contrary.
Section 12.No Maturity or Sinking Fund. The Series G Preferred Stock has no maturity date, and no sinking fund has been established for the retirement or redemption of Series G Preferred Stock.
Section 13.Exclusion of Other Rights. The Series G Preferred Stock shall not have any preferences or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications or terms or conditions of redemption other than expressly set forth in the Charter and the Terms of the Series G Preferred Stock.
Section 14.Headings of Subdivisions. The headings of the various subdivisions hereof are for convenience of reference only and shall not affect the interpretation of any of the provisions hereof.
Section 15.Severability of Provisions. If any preferences or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications or terms or conditions of redemption of the Series G Preferred Stock set forth in the Charter and the Terms of the Series G Preferred Stock are invalid, unlawful or incapable of being enforced by reason of any rule of law or public policy, all other preferences or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications or terms or conditions of redemption of Series G Preferred Stock set forth in the Charter which can be given effect without the invalid, unlawful or unenforceable provision thereof shall, nevertheless, remain in full force and effect and no preferences or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications or terms or conditions of redemption of the Series G Preferred Stock herein set forth shall be deemed dependent upon any other provision thereof unless so expressed therein.
Section 16.No Preemptive Rights. No holder of Series G Preferred Stock shall be entitled to any preemptive rights to subscribe for or acquire any unissued shares of stock of the Corporation (whether now or hereafter authorized) or securities of the Corporation convertible into or carrying a right to subscribe to or acquire shares of stock of the Corporation.

SECOND: The Series G Preferred Stock have been classified and designated by the Board of Directors under the authority contained in the Charter.

THIRD: These Articles Supplementary have been approved by the Board of Directors in the manner and by the vote required by law.

FOURTH: These Articles Supplementary shall be effective at 1:00 p.m., Eastern time, on April 22, 2021.

FIFTH: The undersigned officer of the Corporation acknowledges these Articles Supplementary to be the corporate act of the Corporation and, as to all matters or facts required to be verified under oath, the undersigned officer acknowledges that, to the best of such officer’s knowledge, information and belief, these matters and facts are true in all material respects and that this statement is made under the penalties for perjury.

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IN WITNESS WHEREOF, the Corporation has caused these Articles Supplementary to be executed under seal in its name and on its behalf by its President and attested to by its Secretary on this 22nd day of April, 2021.

ATTEST:		SUNSTONE HOTEL INVESTORS, INC.

By:	/s/ David M. Klein	By:	/s/ Bryan A. Giglia
Name:	David M. Klein	Name:	Bryan A. Giglia
Title:	Secretary	Title:	CFO